R. O. KNUTSON
ATTORNEY AT LAW

9372 CREEKWOOD DRIVE	January 18, 2006	(952) 941-2744 OR
EDEN PRAIRIE, MINNESOTA 55347		(952) 941-0908

Barbara C. Jacobs	Re:	Viper Powersports Inc. - Form 10-SB
Assistant Director		Registration Statement - #0-51632
Division of Corporate Finance
Mail Stop 4561
Securities and Exchange Commission
450 Fifth St. N.W.
Washington, D.C. 20549

Dear Ms. Jacobs:

          This is the letter response of Viper Motorsports Inc. to your review comment letter of December 22, 2005. We are sorry this was not sent to you the early part of this week as we intended, but we thought we had a reasonable mutual understanding with Cornell Capital to terminate the SEDA with Cornell, but they became very unreasonable from our point of view, and accordingly we were forced to terminate our relationship with them totally.

          We withdrew our SB-2 which of course would have made little sense since the SEDA facility was terminated, and our withdrawal has been effective for a couple days.

          Our following comments are tied to the comment numbers in your comment letter of December 22, 2005.

General

Comment #1 - We certainly did not intend to do anything “inappropriate” since we were dealing with a large institutional investor which had done many of these equity line of credit facility financings. We expended much time and money obtaining this SEDA and we are of course shocked that you have taken the position that it affords us no viability, especially since Cornell Capital seemed so experienced in these financings when we performed considerable due diligence on them.

          In any event, we have terminated the SEDA and informed Cornell that their shares and warrants from us have been canceled due to invalidity of the SEDA and thus no consideration given by them for these securities from us. We have disclosed our termination of the SEDA as disclosed under “Termination of SEDA Financing Agreement” on page 11 of our amended 10-SB.

Comment #2 - Updated financial statements are included to meet Item 310(g).

Description of Business

Comment #3 - We have expanded the reorganization discussion including disclosure on the abandoned IPO of our subsidiary Viper Motorcycle Company, and also we believe we have disclosed as clear an explanation of our reverse merger recapitalization as is possible without adding immaterial matters. See pages 1-2 (Business Development) of our amended 10-SB. I don’t understand your request that asks why we believe we are publicly-traded. We have been trading on the OTC market through quotations published by the Pink Sheets quotation system since the reverse acquisition just like hundreds of other companies so traded.

Comment #4 - I believe we have succeeded in eliminating any redundancy and providing more clarity of the matters in our registration statement throughout its sections. We have added the former name of the Nevada corporation. We do not believe it would be useful to refer to earlier immaterial names of Viper Motorcycle Company since it has gone under its present name for almost 3 years, i.e. for virtually most of its life since inception.

Page 2 - Letter to Barbara C. Jacobs (1/18/06)

Comment #5 - We have disclosed the number of dealers with our floor plan and the requested timeline under “Dealer Floor Plan Financing” on page 6 of our amended SB-10.

          We are not aware of any conditions that may cause us to modify our production and sales schedule.

Comment #6 - We have filed the agreement we have with Melling Consultancy Design, which was recently entered into before our initial filing of this 10-SB (See Exhibit 10.9). We have also disclosed all material terms of this agreement in the section entitled “MCD Production Contract” on page 5 of the amended SB-10. In the asset purchase, we committed Thor to complete certain R&D which represented a small part of the overall engine development which had been completed for Thor by MCD. We do not regard that transaction as being a contract between us and MCD.

Comment #7 - We have disclosed the name of the appraisal firm and also have included a copy of the appraisal with this letter. See “Purchase of Motorcycle Engine Technology” on page 22 of the amended SB-10.

Comment #8 - Your request on this comment is disclosed under the section entitled “Sales and Marketing” on page 5 of the amended SB-10.

Comment #9 - We believe we are only dependent upon one supplier now, MCD for our engine components, and that only until we commence our in-house engine production planned by January 2007. The disclosure to this effect is included in the section entitled “Engine Production” on page 10 of the amended SB-10 and also in the second full risk factor entitled “we depend upon....” on page 13 of the amended SB-10.

Comment #10 - The information from the MIC is not readily available to the public since it is a organization serving motorcycle industry customers for its data. However, it is quoted in all the public reporting of Harley-Davidson (10-Ks and 10-Qs and the like) and frequently in the industry dealer publications and magazines. We have amended our disclosure in the section entitled “Our Market” on page 3 of the amended 10-SB that clarifies that the data is “released from Harley-Davidson based on data from the MIC”. We also have enclosed with this letter the Harley-Davidson public filings from which the data is derived.

Comment #11 - They are fulltime, and we have so indicated in the “Employees” section on page 8 of the amended SB-10.

Manufacturing and Supplies

Comment #12 - Such clarification is contained in the second full risk factor on page 14 of the amended SB-10 and under Manufacturing and Suppliers on page 6 of the amended SB-10.

Comment #13 (Plan of Operations) - We have eliminated the “safe harbors” language.

Comment #14 (Plan of Operation) - We do not come under Item 303(b), but rather we are under Item 303(a).

Comment #15 - Until we have experience as a reporting company and as a commercial enterprise with ongoing revenues, we do not believe we can adequately foresee any certain trends without history of operations in a commercial mode. We also do not expect a material increase in our reporting status costs, but we have budgeted $1,000 per month which is included in our projections, and we sincerely believe that will be enough. Finally, we have disclosed the expected general and administrative costs for the next 12 months on page 10 of the amended SB-10.

Comment #16 - It is not comparable because the financial statements bunched Selling Expenses with G&A. We believe that attaining consistency on this matter would result in a loss of clarity and transparency of this information.

Letter to Barbara C. Jacobs (1/18/06) - Page 3

Comment #17 - Since we terminated the SEDA, there is not much to respond to on this comment. We have disclosed our working capital position in the section of the Plan of Operation on page 10 thereof, under Liquidity and Capital Reserves on the same page 10, and also under Production Inventory Financing on page 11. We are uncertain at this time how we will address any “short fall” and accordingly have not included anything in regard to this in Note 2 to our financial statements.

Comment #18 - Although there is no SEDA and this comment is probably moot at this time insofar as our registration is concerned, we did obtain the information you requested which is as follows:

i)	The only such affiliation is that David Gonzalez appears to be a Managing Partner of Cornell Capital Partners.

ii)

We were informed by Cornell that there is no affiliation between them and Monitor Capital, that there is no affiliation between Gonzalez and Monitor, that there is no non-independent matter between them regarding the fact they office in the same San Diego building, and that none of the owners, officers or directors of Cornell hold any interest in Monitor.

Comment #19 - Cornell would have amended the escrow agent to replace Gonzalez, but it was our belief from our phone conference with your office that this would make no difference in respect to the validity of the SEDA. Based on our recent attempt to terminate this agreement amicably with Cornell, we do not expect to have any further dealings with them. If by a long stretch of the imagination, we again engage with them through negotiations or otherwise, either good or bad, we will disclose such promptly and file any material agreements or documents related thereto. The Monitor fees were disclosed in Item 4 of Part II (see pg 26) and it appears to us that to disclose it further would not serve any material purpose since it is only 1,587 shares and Monitor did perform some efforts in this transaction.

Comment #20 - We have provided materially complete and appropriate disclosure regarding the Bathgate PIPE placement under the section “2005 Private Placement”on page 10 of the amended SB-10, and also included the agreement as an exhibit #10.10.

Comment #21 - I have added a section on critical accounting policies on page 11 of the amended SB-10.

Comment #22 - We were not aware of the AICPA Practice Aid when these valuations were made by our Board of Directors. Indeed, I don’t even think it was available at the time of most of our valuations. In any event, we don’t believe it is very relevant to a start-up or early stage company. We have explained our methodology of valuation in the Critical Accounting Policies section just referred to for our response to Comment #21.

Comment #23 - Our disclosure relating to your comment is contained in the Critical Accounting Policies new section just referred to in the past two comments. We did not obtain a contemporaneous valuation mainly because we sincerely believe the experience of our Board of Directors has been a better source to determine such valuations for companies such as ours in their early stage.

Comment #24 - We have positively designated our only off-balance sheet transaction which had been disclosed in our original filing, but we have now clearly stated that it is the only one. See page 11 of the amended SB-10.

Comment #25 - We have eliminated some of the confusing language over our development status matter, since we have emerged from it, but not for the accounting recognition until we have material revenues. We are almost doing no R&D the past month, and are involved virtually fulltime to complete commercial production enabling us to deliver motorcycles to dealers as soon as possible. Accordingly, we have used the term “early stage” to avoid this conundrum.

Letter to Barbara C. Jacobs (1/18/06) - Page 4

Description of Property

Comment #26 - We have addressed and resolved these concerns with our recent purchase of a much larger facility in Monticello MN since our initial filing, which is disclosed under “Purchase of Monticello Facility” on page 17 of the amended 10-SB and on page 10 under the heading “Planned Relocation to New Facility.”

Comment #27 - We have disclosed this share ownership information as of January 15, 2006 in Item 4 on page 18 of the amended 10-SB.

Comment #28 - We have clarified the information on Mr. Nesbitt in the Item 5 management section on page 19 of the amended 10-SB.

Comment #29 - We have made this change regarding the fuel allowance. See the table on page 19 of the amended 10-SB, and the footnotes related thereto.

Comment #30 - There is no proposal, understanding, or arrangement of the registrant concerning accrued earnings to be paid in the future. We have stated the amount of management compensation in said 12-month expense table under the g&a expenses shown on page 10 of the amended 10-SB.

Comment #31 - We believe we have now provided all information required by Item 404. See pages 20-22 for the changes to Item 7 on the amended 10-SB. We have disclosed the requested information on warrants and options in other parts of 10-SB.

Comment #32 - These contracts have been filed as Exhibits #10-5 through #10.8.

Comment #33 - We have disclosed the information requested on Messrs. Nesbitt and Lowenthal in the section entitled Common Stock Issued For Services on page 21 of the amended 10-SB. There were no consulting agreements in written form except the employment agreement of Nesbitt filed as Exhibit 10.6.

Comment #34 - The $36,000 to be paid to Palmlund is included in the projected g&a in the plan of operations disclosure on page 10 of the amended 10-SB.

Purchase of Motorcycle Engine Technology

Comment #35 - We have placed the valuation material and the related party material in the related transaction section on page 22 under the heading “Purchase of Motorcycle Engine Technology” and cross-referenced from the business section as suggested.

Recent Sales of Unregistered Securities

Comments 36-39 - We believe your requested revision of Item 4 of Part II of the 10-SB has been achieved in this amended Item 4, Part II regarding identifying Rule 701 transactions, identifying accredited investors for each transaction, addressing sophistication of non-accredited investors, outlining any services provided, and clarifying the debt conversion plan. See pages 24-27 of amended 10-SB.

Comment #40 - The requested contracts have been filed as Exhibits 10.5 through 10.10, and disclosures of their material terms were either made in the amended 10-SB or already appeared in the original filing of the 10-SB.

Comment #41 - The typed signature of John Lai, President, is on the signature line.

Consolidated Financial Statements

Comment #42 - The rights of the preferred stock have been added to the audit on page F-17 as Note 7. SFAS is inapplicable since our preferred stock has no preference in liquidation in excess of the stated value which is $2.50 per share.

Page 5 - Letter to Barbara C. Jacobs

Comment #43 - ASR 268 is not applicable to our preferred stock, since it relates to an Employee Stock Ownership Plan which we do not have. We also do not believe that EITF 00-19 is applicable to our preferred stock because that deals with employee compensation transactions and not with preferred stock transactions for cash such as our transactions primarily with Mr. Palmlund. As for the warrants, since we “control the form of settlement”, they are generally classified as equity under EITF 0019, and accordingly we believe we have accounted for our preferred shares and warrants under GAAP provisions. SFAS 133 does not apply to either the preferred stock or warrants because neither is “readily convertible to cash” since restricted shares would be issued incident to exercise or conversion thereof.

Notes to Consolidated Financial Statements

Comment #44 - This is inapplicable because the Company has never filed reports under the 1934 Exchange Act.

Revenue Recognition

Comment #45 - The requested revision relating to dealer financing through CDF has been included in Footnote No. 1 Revenue Recognition on page F-9 of the audited financial statements contained in the amended 10-SB.

Comment #46 - We are reserving 10% of the motorcycle sales for this risk relating to our finance company guarantee liability, which we believe is the industry average for such a reserve. Disclosure has been added for this matter under the Dealer Floor Plan Financing note on page F-9 of the audited financial statements in the amended 10-SB.

Comment #47 - Warranty costs and reserves for 2004 and the first five months of 2005 are disclosed in the financial statements as revised for this information. See table under Warranty section on page F-9 of the amended 10-SB.

Comment #48 - (Purchase of Engine Development Technology) -

     First bullet comment

          The identity and ownership of Thor shareholders who were related parties of Viper Motorcycle Company at the time of the asset acquisition and beforehand have been disclosed under Item 7 (Certain Relationships and Related Transactions), and they included the four related parties of Palmlund, Lai, Silseth and Lowenthal. These four persons owned a substantial majority of Thor, and they also owned a large portion of Viper Motorcycle Company but not a majority. Accordingly, the companies were not under common control at the time of the acquisition. More important, two of the three directors of Viper Motorcycle Company did not own any shares of Thor, and accordingly could make an independent decision regarding the benefit to the Company and the valuation of the engine assets of Thor. And also important was the fact that the Board of Directors of Viper Motorcycle Company would not enter into a closing unless and until an independent appraisal supported the acquisition. This appraisal was completed and appraised the value much higher that the value of the common stock of Viper exchanged to Thor for the engine assets. After the transaction, these four persons who controlled and owned most of Thor became the majority owners of Viper as a group, but that was not the case prior to the acquisition.

     Second bullet comment

          SAB Topic 5 -g is inapplicable because it relates to transactions just prior to or contemporaneously with an IPO, which was not our case.

Page 6 - Letter to Barbara C. Jacobs (1/18/06)

          Third bullet comment - The assets are described in the asset acquisition which is Exhibit 10.1 to this Registration Statement, but consisting primarily of the V-Twin engine development for the engines now being used for the commercial production of all Viper motorcycles.

          Fourth bullet comment - Under EITF 98-3 this would definitely be classified as an asset acquisition because Thor had no goodwill and had not conducted any commercial operations, and accordingly had not developed those inputs, processes and outputs characteristic of a business generating revenues. We believe this EITF 98-3 supports our accounting treatment of this asset acquisition.

          Fifth bullet comment - Paragraph 12 of SFAS 2 does not relate to accounting for assets after they have been acquired by a third party, but rather charging R&D expenses when incurred by the entity making the expenses. This paragraph 12 would apply to Thor’s development prior to the acquisition, but is not relevant to the accounting valuation by the entity purchasing the assets, i.e. Viper Motorcycle Company. Paragraph 12 (footnote 11) is inapplicable to this asset acquisition since Thor had not developed any goodwill whatsoever. These engine assets have a finite useful life even though the precise length of the life is unknown. Indeed, SFAS 142 appears to support our accounting for this asset acquisition from Thor. Indeed, it states in paragraph 12 of SFAS 142 that these assets “shall not be written down or off in the period of acquisition unless it becomes impaired during that period.”

          Sixth bullet comment - Our basis for the ten years life was our best estimate based on our knowledge from the industry, and especially with the assistance of our Vice President, Mr. Nesbitt, who has been in the industry in management, marketing and development positions with a number of motorcycle companies. Harley-Davidson has had various models of their V-Twin engine over the years, including the EVO, the panhead, the knucklehead and others. Most of these engines have had a useful life of at least 10 years, and more years life than that in some cases. Mr. Nesbitt is also familiar with overseas manufacturers (Europe and Japan) that he has represented in the past, and he has informed us that many of there engines have a life of around 10 years. In any event, we are comfortable with our considered judgment as to the useful life of our engines for amortization purposes.

          Seventh bullet comment - Under our accounting principles, we will not commence amortization until we place our engine technology “in service” and we believe that is a well accepted accounting principle in these matters.

Comment #49 - The auditors have made revisions to satisfy SFAS 57, which are contained in Footnote 5 (Related Party Transactions) in the revised audit filed with the amended 10-SB.

Comment #50 - Stock option grants during the one-year period prior to August 31, 2005 were as follows:
In Jan-Mar 2005 the Company issued stock options to 18 employees, two former directors and two consultants for a total of 767,000 common shares exercisable at $2.50 per share over a five-year term. The reason for these grants was to provide incentive to assist with the significant reorganization the Company was undergoing and in the case of the employees as an incentive relating to their job performance. The fair value of the underlying stock was $2.50 per share, and there was no deferred compensation or beneficial conversion value related to these stock options. Valuations per share were determined by the Board of Directors. The expense recognition incident to these grants was a total of $497,700 including the next-described warrant to David Palmlund III.

In March 2005 the Company granted a warrant to purchase 100,000 shares at $2.50 per share to David Palmlund III for financing services in the form of a line of

Page 7 - Letter to Barbara C. Jacobs (1/18/06)

and having a term of five years. The fair value of the underlying stock was $2.50 per share, and there was no deferred compensation or beneficial conversion value relating to this warrant. The valuation per share was determined by the Board of Directors.

Also in March 2005, the Company issued a warrant to purchase 150,000 common shares exercisable at $6.00 per share for a five-year term to US Euro for venture capital purposes. The valuation of shares at the time was $2.50, but the Company negotiated the higher price because the services would be performed over a period of time. There was no deferred compensation or beneficial conversion relating to the grant of this warrant.

In August 2005 the Company issued warrants to Bathgate Capital Partners LLC incident to their acting as the Placement Agent in a private offering from June-August 2005. These warrants are for the purchase of 100,000 shares of common stock exercisable at $3.90 per share over a five-year term. The value of these warrant-related shares at the time was $3.90 which was the price negotiated by the Company for common stock shares sold in the private placement. There was no deferred compensation or beneficial conversion relating to this grant of warrants.

Incident to the SEDA with Cornell Capital, the Company issued warrants to purchase 1,750,000 shares at $4.60 per share over a three-year term, which were issued at an exercise price higher than the value of the underlying common shares. Accordingly, they were not expensed. These warrants were canceled in January 2005 incident to the termination of the SEDA facility with Cornell Capital.

Stock award grants during the one-year period prior to August 31, 2005 were as follows:
In December 2004 the Company issued a total of 189,700 shares of common stock to thirteen employees and one consultant incident to their work during the latter half of 2004 relating to development, marketing, accounting and administrative and management functions, and financial consulting in the case of the consultant. All of these shares were valued at $2.50 and have restrictive legends on the certificates issued for these shares. The valuation was determined by the Board of Directors and all issuances were fully vested and non-forfeitable at the date of grant and expensed in the period in which services were performed. No future performance commitment was required of these recipients to be entitled to these shares. These transactions were expensed in 2004 in the amount of $474,250.

In December 2004 the Company issued 175,000 common shares to a former senior executive officer, of which 100,000 was related to a bonus earned to become employed by the Company during 2004 and the remainder of 75,000 shares were for a settlement of his employment contract when he left the employ of the Company. These shares were valued at $2.50 per share by the Board of Directors. These shares were expensed in 2004 in the amount of $437,500, which expense took place in the period in which the services were performed.

In August 2005 the Company issued 134,920 common shares incident to acquiring a SEDA facility for future financing, with 133,333 shares issued to the SEDA Lender, Cornell Capital Partners, and the balance of 1,587 issued to Monitor Capital Inc. for acting as the Placement Agent regarding the SEDA. Incident to the recent termination of this SEDA facility by the Company, the Company canceled the 133,333 shares which had been issued to Cornell Capital. Any expense in connection with Cornell Capital receiving these shares has been reversed on the books and records of the Company.

Comment #51-52 - We did not consult the AICPA Practice Aid for determining the valuations of the foregoing transactions described in the response to Comment #50. We used a long-time Board of Directors valuation of $2.50 per share, especially

Page 8 - Letter to Barbara C. Jacobs (1/18/06)

since we had done private placements over a relatively long time at that price. Also that is the best price we could get from the persons willing to convert their debt during our early 2005 reorganization. We had no third-party valuations in any of these transactions. See the methodology description in the Critical Accounting Policies of the amended 10-SB on page 11 thereof.

Comment #53 - We did not consult the AICPA guide, and we believe the information on our valuation methodology on page 11 of the amended 10-SB makes it unnecessary to add any of the suggested disclosures in your Comment #53.

Comment #54 - We used the Black-Scholes model, which was disclosed in our original 10-SB filing. The option term was the actual term, there is no expected dividend yield, and the risk-free interest rate and volatility amount that we used in our model was based on the best judgment we could determine both by our management and by our Board of Directors.

The President of the Company is sending you a representation letter acknowledging the items set forth on page 10 of your comment letter.

In closing, we believe our amended document provides all material information needed to understand our Company and its business and to make an informed investment decision.

Sincerely,

Robert O. Knutson, for
   Viper Powersports Inc.

cc:  John Lai, President